                                                          Filed by Civic BanCorp
                                                  pursuant to Rule 425 under the
                             Securities Act of 1933 and deemed filed pursuant to
                              Rule 14a-12 of the Securities Exchange Act of 1934
                                                  Subject Company: Civic BanCorp
                                                     Commission File No. 0-13287


Date:  November 19, 2001


Except for historical information, all other information in this filing consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and (11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site
(http://www.sec.gov).
 ------------------

All written and oral forward-looking statements contained in this filing concerning the proposed transaction or other matters attributable to City National, Civic or any person acting on behalf of either City National or Civic are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (213-347-2646) or to Secretary, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

THE FOLLOWING IS a press release issued on November 19, 2001.

                   [LETTERHEAD OF CITY NATIONAL CORPORATION]


Contacts:

City National Corporation
-------------------------
Frank Pekny 310/888-6700 (Financial/Investors)
Cary Walker 213/833-4715 (Media)
Ian Campbell / Abernathy MacGregor Group 213-630-6550

Civic BanCorp
-------------
Herbert C. Foster 510/836-6500



FOR IMMEDIATE RELEASE
---------------------



               CITY NATIONAL CORPORATON TO ACQUIRE CIVIC BANCORP,
                         DOUBLING ITS ASSETS IN BAY AREA

              Civic's Management Team to Remain with City National

         LOS ANGELES, November 19, 2001 -- City National Corporation (NYSE:
CYN), parent company of City National Bank, and Civic BanCorp (NASDAQ: CIVC), parent of CivicBank of Commerce, today announced a definitive agreement for the acquisition of Civic by City National in a transaction currently valued at $113 million in cash and stock. Civic is one of the Bay Area's leading independent business banks, with offices throughout the East Bay and assets of $510 million, loans of $375 million and deposits of $443 million as of September 30, 2001.

         Assuming the transaction closes in the first quarter of 2002, and excluding any revenue enhancements, City National expects the transaction to be accretive to its GAAP and cash earnings per share in 2002.

         "We are very pleased that Civic's talented management team and outstanding clients and shareholders will be joining City National," said City National CEO Russell Goldsmith. "During the last two years, City National Bank has steadily expanded in the San Francisco Bay Area, and this combination will bring our Bay Area assets to $1 billion while extending our platform for growth in a measured and focused way in the world's 18/th/ largest economy.

         "Civic's clear identity as a commercial bank, primarily in the East Bay, strongly complements our private and business banking presence on the Peninsula and our new commercial banking center in Walnut Creek," Goldsmith added.

         Herbert C. Foster, Civic's President and Chief Executive Officer, who will join City National as its Northern California East Bay Area Executive, said: "This is an excellent fit of two relationship-based banks. The combination of Civic with California's premier private and business bank will allow our clients to continue their established relationships with our bankers - while giving them access to an even broader array of financial products, services and capabilities. We are optimistic that these broader capabilities will enable us to do more for our clients and to win a greater share of their business."

Terms of the Transaction
------------------------

         Under terms of the agreement, each of the 5.3 million shares of Civic stock will be exchanged - at each shareholder's election - either for cash of $20.25 per share or for an amount of City National stock based on the average per share price of City National common stock for a 10-day trading period immediately prior to the closing. If this average price of City National stock is (1) between $37.56 - and $50.82 per share, each share of Civic stock may be exchanged for 0.4582 of a share of City National stock, (2) less than $37.56 per share, the exchange ratio will equal $17.21 divided by the average price of City National stock, and (3) greater than $50.82, the exchange ratio will equal $23.29 divided by the average price of City National stock. Since each Civic shareholder may elect to receive cash, stock or a combination of both, these elections may have to be pro-rated to ensure that between 47% and 53.5% of the total consideration is paid in City National stock. City National common stock received by Civic shareholders is expected to qualify as a tax-free exchange.

         The completion of the transaction is subject to regulatory and Civic shareholder approval. The two companies' boards of directors have approved the transaction.

About Civic
-----------

         CivicBank of Commerce, a subsidiary of Civic Bancorp (NASDQ: CIVC), serves companies, their owners and the professional community through 10 offices throughout the Bay Area, including its headquarters in Oakland. Sixty percent of its $375-million loan portfolio is comprised of commercial loans, and it has no technology loans.

About City National Corporation
-------------------------------

         City National Corporation, whose shares are traded on the New York Stock Exchange, has $9.8 billion in assets. The company's wholly owned subsidiary, City National Bank, provides banking, trust and investment services through 50 offices in 10 counties across California. For more information about City National, visit its Web site at www.cnb.com.
                                     -----------

Conference Call
---------------

         A call with analysts and investors will be held at 11:30 a.m., Eastern Standard Time, on Monday, November 19, 2001 to review this announcement. A live webcast of this call may be accessed through a link on City National's website at www.cnb.com, or at http://www.vcall.com/NASApp/VCall/EventPage?ID=79823. The
   -----------        ----------------------------------------------------
call will be archived on the website and available for replay beginning approximately one hour after the live call ends.

                                      * * *

         Except for historical information, all other information in this news release consists of forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, (i) statements about the benefits of the merger between City National and Civic, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about City National's and Civic's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" or words of similar meaning. These forward-looking statements are based upon the current beliefs and expectations of City National's and Civic's management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond our control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

        The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of City National and Civic may not be combined successfully, or such combination may take longer, be more difficult, time-consuming or costly to accomplish than expected; (2) the expected growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected; (3) operating costs, customer losses and business disruption following the merger, including adverse effects on relationships with employees, may be greater than expected; (4) governmental approvals of the merger may not be obtained, or adverse regulatory conditions may be imposed in connection with governmental approvals of the merger; (5) the stockholders of Civic may fail to approve the merger; (6) adverse governmental or regulatory policies may be enacted; (7) the interest rate environment may further compress margins and adversely affect net interest income; (8) the risk of continued diversification of assets and adverse changes to credit quality; (9) competition from other financial services companies in City National's and Civic's markets; (10) the concentration of City National's and Civic's operations in California may adversely affect results if the California economy or real estate market declines; and
(11) the risk of an economic slowdown that would adversely affect credit quality and loan originations.

        Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in City National's and Civic's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov).
 ------------------

        All written and oral forward-looking statements contained in this news release concerning the proposed transaction or other matters attributable to City National, Civic or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. City National and Civic do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

        The proposed transaction will be submitted to Civic's stockholders for their consideration. City National and Civic will file a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about City National and Civic, at the SEC's Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings that will be incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Mr. Heng W. Chen, City National Corporation, 400 North Roxbury Drive, Beverly Hills, California 90210 (310-888-6000) or to Secretary, Civic BanCorp, 2101 Webster Street, 14th Floor, Oakland, California 94612 (510-836-6500).

        Civic and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Civic in connection with the merger. Information about the directors and executive officers of Civic and their ownership of Civic common stock is set forth in the proxy statement, dated April 3, 2001, for Civic's 2001 annual meeting of stockholders, as previously filed with the SEC on a Schedule 14A. Additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available.

                              City National / Civic
                                   At-a-Glance

                                        At or for the Period Ended
                                              Sept. 30, 2001
                                       ----------------------------
($ in millions)                         City National       Civic
                                       --------------      --------
Total Assets                                $9,786         $  510
Equity                                      $  875         $   58
Market Capitalization (11/16/01)            $2,039         $   82
Net Income (9 months `01)                   $107.4         $  3.8
Total Deposits                              $7,400         $  443
Total Loans                                 $6,758         $  375
Commercial Loans to Total Loans                 44%            60%
Construction Loans to Total Loans                9%             2%
NPAs / Total Loans                            0.59%          1.25%
Reserves / Loans                              2.00%          1.86%
Reserves / NPAs                                342%           148%
Net Interest Margin (3Q)                      5.28%          5.27%
Cash Efficiency Ratio (3Q)                    49.5%          66.6%
Offices in East Bay Area                         1              8
Total Banking Offices                           50             10


                                      # # #

THE FOLLOWING IS a communication from Herbert Foster, CEO of Civic BanCorp, distributed to clients of Civic BanCorp on November 19, 2001.

November 19, 2001



((FirstName)) ((LastName))
((Company))
((Address1))
((City)), ((State)) ((PostalCode))

Dear Client,

I am sure you have seen in the media that we have announced that we have reached an agreement to combine with City National Bank. City National Bank is the second largest independent bank headquartered in California.

Like Civic, City National is a private and business bank that grew by focusing on close, personal relationships with its clients. It is this mutual philosophy and professionalism that made this acquisition so attractive and compelling to us. City National is well known throughout California for its deep commitment to relationship banking. We believe this combination gives our relationship managers additional capabilities and focus that will enhance the personal and professional commitments we have made to you.

We have never looked for someone to acquire us and we would not have began discussions unless we felt that this was an exceptional opportunity for us to partner with a sophisticated and professional organization.

In sum, this combination will improve our ability to serve you. It will increase the scope of our operations with a wider range of sophisticated banking solutions: from wealth management and private banking for individuals to additional cash management services for businesses.

As we go forward we will do our utmost as we have in the past to provide premier service through our continued relationship with you.

Sincerely,

/s/ Herbert C. Foster

Herbert C. Foster
Chairman and Chief Executive Officer

THE FOLLOWING IS a communication from Herbert Foster, CEO of Civic BanCorp, and Russell Goldsmith, CEO of City National, distributed to clients of Civic BanCorp on November 19, 2001.


                           [City National Letterhead]
                           [Letter to Civic's Clients
                   From Russell Goldsmith and Herbert Foster]


November 19, 2001


Dear Civic Client,

We're pleased to let you know that Civic Bancorp recently announced that it has reached an agreement to combine with City National Bank. City National is the second largest independent bank headquartered in California.

Like Civic, City National is a private and business bank that grew by focusing on close, personal relationships with its clients. City National is well known throughout California for its deep commitment to relationship banking, and we're convinced that this combination will add to the service and capabilities that you have come to expect.

In sum, this combination will improve our ability to serve you. It will increase the scope of our operations and add talented bankers who are equipped to provide a much wider range of sophisticated banking solutions -- from wealth management and private banking for individuals to cash management and international trade financing for businesses.

We expect to close the transaction in the first quarter of next year. Meanwhile, Civic will continue to handle your accounts, as we work diligently to make the integration of our two companies completely seamless for you and all of our clients.

The two of us look forward to meeting your financial needs. If you have any questions about the combination, please contact your personal banker.



Herbert Foster                      Russell Goldsmith
Chief Executive Officer             Chief Executive Officer
Civic Bank                          City National Bank

THE FOLLOWING IS a communication from Herbert Foster, CEO of Civic BanCorp, and Russell Goldsmith, CEO of City National, distributed to employees of Civic BanCorp and City National on November 19, 2001.



                            [City National letterhead
                         To Employees of Both Companies]



November 19, 2001



To the Employees of both Civic and City National,

As you know, City National this week signed a definitive agreement to acquire Civic. While there are still several steps to complete in the months ahead - steps that include shareholder and regulatory approvals -- the two of us want to bring you up to date on our plans.

Our decision to join forces at this time underscores the similarity of our business strategies. Both City National and Civic build strong client relationships with mid-sized companies and affluent individuals. Both organizations have earned a reputation for excellent personal service. And, together, we look forward to providing the clients of both organizations with an even broader array of products, services and capabilities.

We understand that many of you have questions about consolidation and job elimination. Although we're not yet prepared to answer these questions right now, both of us can assure you that we'll work hard to eliminate the uncertainties as quickly as we can. And we'll update you as we go.

Ultimately, this combination should add choice, convenience and value to the clients of both Civic and City National. Most importantly, they should anticipate no interruption in their banking service as we move forward with our plans. Together, our companies have an opportunity to expand City National Bank's reputation as California's premier private and business bank.

Herbert Foster                      Russell Goldsmith
Chief Executive Officer             Chief Executive Officer
Civic Bancorp                       City National Bank

THE FOLLOWING IS a communication distributed to employees of Civic BanCorp and City National on November 19, 2001.



                    Frequently Asked Questions for Employees
                 Civic Bancorp's Merger into City National Corp.
                                November 19, 2001



1) What's the nature of the transaction between City National Corp. and Civic Bancorp?

Civic Bancorp will be acquired by City National Corp. for about $113 million. Approximately 50% of the total consideration will be paid in City National Corp. common stock and 50% in cash. Subject to regulatory and shareholder approval, we expect the transaction to close in the first quarter of 2002.

2) Why did City National Corp. purchase this bank at this time?

First: why this bank? Civic Bank of Commerce fits our strategy of acquiring companies that are built on personal relationships with entrepreneurs and affluent individuals in California. This transaction adds to the critical mass of our Bay Area private and business banking operations, and it makes available to Civic Bank's clients a much broader array of banking, trust and investment services.

Second: why now? We are committed to the Bay Area markets, and there are few opportunities as good as this one. Despite its current economic challenges, the Bay Area region is one of the largest economies in the entire world. We want to be in a position to share in its long-term growth.

3) What do I do if I get a question about the transaction from a client of Civic Bank?

This is a terrific opportunity not only for both companies, but their clients as well. You have every reason to express your enthusiasm for the combination and our desire to retain their business following the completion of the transaction. Please assure them that Civic Bank will continue to handle their accounts during the transition period. Ask them to contact their current account officer with questions about their accounts. Obviously, we want to retain Civic Bank's clients and its relationship managers. To that end, we intend to make the transition as seamless as we can.

4) How many branches does Civic Bank have, where are they, and will any of them change?

Civic Bank serves its clients through 10 Northern California offices, including 9 branches, in Oakland, San Francisco, San Leandro, Palo Alto, Fremont, Rossmoor, Antioch, Concord and Walnut Creek. We're not prepared yet to address specific questions about possible office or personnel changes.

5) Do you expect consolidation and job reductions? When will these decisions be made?

Some operations likely will be consolidated and staffing reduced, particularly in administrative areas. However, we're not yet prepared to address specific questions about possible office or personnel changes.

6) What will happen to Civic Bank management?

A critical part of our strategy is to retain virtually all of Civic Bank's core management team, including Herb Foster, who will play a leading role in our Northern California activities.

7) Will Civic Bank staff be eligible to apply for open positions at City National Bank?

Yes. We will invite interested and qualified colleagues from Civic Bank and City National Bank to apply for open positions. Copies of City National Bank's weekly Job Posting Bulletin will be sent to the Human Resources Department of Civic Bank so that their colleagues are made aware of those positions open within City National Bank. Job postings are also available at our web site at http://www.CNB.com and on InfoLink.

8) If I have more questions in the weeks ahead, how do I get them answered?

If you have any additional questions, please ask your branch or department manager. If they don't know the answer, they'll try to get it for you. You also can expect to receive information from management, as it becomes available.

9) How will this acquisition affect Civic Bank's clients?

Ultimately, it will make available to them a much broader array of products and services. Meanwhile, we're going to make every effort to ensure that this transition is invisible to the clients of both Civic Bank and City National Bank. For now, we want to encourage Civic Bank's clients, in particular, to continue to bank with us just as they've always done. They should approach their relationship manager with any questions. We will inform colleagues and clients well in advance of any changes.

THE FOLLOWING IS an invitation to an analyst/investor teleconference distributed by facsimile on November 19, 2001.



                             INVESTOR/ANALYST ALERT



                         INVESTOR/ANALYST TELECONFERENCE
             to discuss City National's acquisition of Civic Bancorp

                                      with:

                Russell Goldsmith, CEO, City National Corporation

Frank Pekny, CFO, City National Corporation
-------------------------------------------



Herbert Foster, President and CEO, Civic Bancorp
------------------------------------------------

                            Monday, November 19, 2001
                                 11:30 AM (EST)

                To participate in the teleconference please dial:

                                 1-877-888-3855

  Access Code: 9465

                         Please call at least 15 minutes
                     before the conference is set to begin.

                   This conference call also will be webcast.
   To hear the live or archived call via the Internet, go to: www.cityntl.com

          To hear the archived call via telephone, call 1-877-605-9299

                           Contact:     Daniel Hilley, Abernathy MacGregor Group
                                     213-630-6550

THE FOLLOWING IS a script of an analyst/investor teleconference held on November 19, 2001.



                       CITY NATIONAL ACQUISITION OF CIVIC

                             CONFERENCE CALL SCRIPT



OPERATOR:

Good morning everyone and welcome to City National's conference call to discuss the acquisition of Civic. As a reminder, this call is being recorded and will available shortly after the call is completed on City National's website at www.cnc.com.

After the remarks by members of management, we will open the call to questions from investors and analysts only. You may place yourself in the queue by pressing [insert instructions] on your touchtone phone. If your question already has been answered, you may remove yourself from the queue by pressing [insert instructions].

Now I will turn this call over to Cary Walker, senior vice president and manager of corporate public relations for City National.


CARY WALKER:

Thank you, and good morning. With me today to discuss the acquisition of Civic are Russell Goldsmith, chairman and chief executive officer of City National; Frank Pekny, chief financial officer of City National; and Herbert Foster, president and CEO of Civic.

This call will include comments and forward-looking statements based on current plans, expectations events and financial industry trends that may affect the Company's future operating results and financial position. Such statements involve risks and uncertainties, and future activities and results may differ materially from these expectations. The companies that are speaking on this call claim the protection of the safe harbor provisions contained in the Securities Litigation Reform Act of 1995. For a more complete discussion of the risks and uncertainties that may cause actual results to differ materially from expected results, see both companies quarterly report on Form 10-Q for the quarter ended September 30, 2001, as well as the Form 10-K for 2000. A more detail on this matter will be read at the end of this call.

In a news released earlier this morning, the proposed acquisition of Civic was outlined. If you haven't received a copy of the release, please visit our website at www.cnb.com.
           -----------

After comments by management, we'll open up the call to your questions.

Now I'll turn the call over to Russell Goldsmith, our chairman and CEO.

RUSSELL GOLDSMITH

Thank you, Cary, and welcome, ladies and gentlemen.

We are pleased that to welcome Civic's management and shareholders into City National, and we are looking forward to working with all of you in the future.

This is a relatively small acquisition for us. It adds about $500 million to our assets of nearly $10 billion.

In the Bay Area, however, it is significant.

We entered Northern California through an acquisition in 2000. In nearly two years, we have opened new offices, added infrastructure and attracted several highly talented banking teams. We have pursued a measured and focused approach, and we have been able to grow our assets in the Bay Area by 60% since we made that first acquisition. Now, with the addition of Civic, our assets in the Bay Area will be approximately $1 billion.

Civic represents, for us, a meaningful and logical extension of what we've already begun doing in the Bay Area. It gives us eight banking offices to complement the commercial banking office we opened this summer in Walnut Creek in the East Bay.

But, of greatest significance, Civic brings to us a client base that is very similar to ours.

For a bank of this size, Civic is very oriented toward commercial banking. It serves entrepreneurs and affluent individuals - clients who are very similar to those we already are serving with great success throughout our bank.

Beyond our shared focus on entrepreneurs and affluent individuals, both banks have grown by emphasizing deep and personal relationships with these attractive clients.

We are pleased to have been able, as part of this acquisition, to secure the services of a number of highly qualified bankers. They are led by Herbert Foster, whom we are proud to have on our call today. The rest of Civic's management team also has agreed to continue with City National, and we will be especially pleased to welcome its client-contact bankers. The retention of these bankers is our best protection against the loss of key clients - and they are important to our plans for future growth.

We believe these bankers have an opportunity to ignite growth in their business by working with us. Until now, Civic's bankers have not been able to offer the depth and breadth of products that you will find at City National. The opportunity for new growth will come as Civic's bankers begin to offer our deeper capabilities to their existing clients. These capabilities include our private banking and wealth management capabilities, as well as our robust capabilities such as our online cash management service, which has been very well received by a large number of our clients.

City National has a good deal of experience and success with the efforts to grow our "share of wallet" with our key clients. Most of our existing, key clients, for example, now buy, from us, four of our seven product categories.

It all starts with a close, personal relationship, and we are seeing these relationships in Civic. What Civic has not been able to offer, however, is the array of products that we have developed for these affluent clients - from online wealth management products to 401K pension services to mortgages for affluent and credit-worthy individuals. In addition to this array of products and services, we will bring to the East Bay our greater lending capabilities. We are confident that, when we introduce our array of services and capabilities, we will put Herb Foster's team in a position to attract greater deposits as well as quality loans.

Finally, let me add a note on the Bay Area. This is the world's 18th largest economy, and we are acting now because, over the long run, we believe the Bay Area will not merely to recover but to be a robust market as we build on our position as California's premier private and business bank.

In summary, this is a great opportunity for us today. Like City National, it is a relationship-oriented private and business bank that focuses on entrepreneurs and affluent individuals...it doubles our scale in the Bay Area and builds our critical mass in these important California markets...it brings us a team of talented bankers...and it presents us with great opportunities to offer a rich mix of products to Civic's clients. We've watched Herbert Foster and his team for several years, and we believe we can integrate this company smoothly while applying our formulas for growth and solid credit quality.

Now, Frank Pekny will review the financial picture...Frank...

FRANK PEKNY:

We see clear opportunities for growth in this acquisition, but we did not assume revenue enhancements when we projected that this transaction would be accretive to City National's earnings per share on a cash- and a GAAP-basis in 2002.

Our expectation of earnings accretion does, however, assume cost savings. We expect to be able to reduce this company's administrative costs by at least 30%. It's important to remember that City National had an efficiency ratio, on a cash basis in the 3rd quarter, of 49%, while Civic had an efficiency ratio of more than 65%. Many of the cost savings will be in administrative areas, but we also will look carefully at some of the branches.

We expect to close the transaction in the first quarter of 2002, and our plans call for the integration of Civic's systems soon thereafter. We expect to give clients the help and time they'll need to make the transition smoothly.

The total transaction price include the 5.3 million shares outstanding. We will finance the cash portion of the consideration out of our existing, internal cash.

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In our due diligence, we looked carefully at this company's credit quality, its loan portfolio and its asset mix. [We were aware that it has greater asset sensitivity, and we believe that, after integration, we can address some of this margin pressure with better asset/liability strategies.]

Although this bank has reported an increase in its NPAs from 0.38% a year ago to 1.30% in the last quarter, we feel comfortable with the portfolio overall and believe that the increase was due to a few credits.

Civic has put 60% of its loan portfolio into commercial loans - and these are primarily to established and more traditional companies in the East Bay. In particular, we are comfortable with what is NOT in the portfolio.

This bank has NO lending exposure to technology loans. Its real estate exposure is marginal: Construction loans represent only 2% of its loan portfolio. The portfolio has a smaller percentage of commercial real estate loans than its peers. Nonetheless, the recent credit deterioration is an area we are watching closely, and we intend to continue to conduct credit due diligence until the closing.

Now, Herbert Foster will close our prepared remarks. We are extremely pleased that he will continue to work with us, and we look forward to his contributions, not only in the

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transition and integration, but in the building of our business in the Bay Area in the future.


HERBERT FOSTER:

Thank you Frank, and thank you Russell for your kind remarks. I appreciate being included in this call. My associates and I are pleased to be joining an organization whose philosophy and professionalism fit so well. I know that your clients also will see the value of our expanded services.

Equally important to our clients, a number of our top bankers, along with myself, will be continuing with City National after the integration is completed.

We are particularly enthusiastic about the fit with City National's culture and professionalism. We both built our banks on a high-touch, relationship-based model, which our clients have come to value. As I say, City National approaches its business in the same way. This combination will allow clients to continue their established relationships with the existing bankers and have access to significant additional products, services and capabilities.

I'd like to add my support to Russell's comment about the array of City National's products, services and capabilities. We are looking forward to the opportunity to offer more of these additional capabilities to our clients - these sophisticated capabilities will make us more effective at retaining our most valued clients and attracting new ones.

In short, we believe this is a great deal for our shareholders - but also for our clients and our communities. We look forward to working with Russell's team in the future.

CARY:

Thank you, Herbert.  Now, we will take questions.



[At the end of the answer to the last question, Cary Walker will read the 800-word "safe harbor" statement that is at the bottom of the news release]